Exhibit 4.6
Description of Capital Stock
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. The full text of our Amended and Restated Certificate of Incorporation (the “Charter”) and Amended and Restated Bylaws (the “Bylaws”) are included as exhibits to our Annual Report on Form 10-K. You are encouraged to read the applicable provisions of the Delaware General Corporation Law (the “DGCL”), our Charter and Bylaws in their entirety for a complete description of the rights and preferences of our securities.
Description of Common Stock
We operate through an “Up-C” structure. Our operating business, United Wholesale Mortgage, LLC, is owned by UWM Holdings, LLC, which we refer to as Holdings LLC. UWM Holdings Corporation, or UWMC, manages Holdings LLC and owns all of the outstanding Class A common units of Holdings LLC and all of the Series A-1 Preferred Units and Series A-2 Preferred Units. SFS Holding Corp., or SFS Corp., owns all of the outstanding Class B common units of Holdings LLC.
The following table summarizes the shares of UWMC capital stock and Holdings LLC interests that are authorized and outstanding as of October 2, 2026:

UWMC Capital Stock
Class of Stock	Authorized Shares	Shares Outstanding
Class A Common Stock	4,000,000,000	345,098,878
Class B common stock	1,700,000,000	—
Class C common stock	1,700,000,000	—
Class D common stock	1,700,000,000	1,261,862,603
Preferred Stock	100,000,000	1,650,000
Series A-1 Preferred Stock	1,500,000	1,500,000
Series A-2 Preferred Stock	150,000	150,000

Holdings LLC Interests
Class of Interest	Authorized Units	Units Outstanding	Owner
Class A Common Units	4,000,000,000	345,098,878	UWMC
Class B Common Units	1,700,000,000	1,261,862,603	SFS Corp
Class C Common Units	1,700,000,000	—	$—
Series A-1 Preferred Units	1,500,000	1,500,000	UWMC
Series A-2 Preferred Units	150,000	150,000	UWMC
Our Class A common stock and Class B common stock are our economic common stock. These shares have voting rights and the right to receive UWMC dividends and share in any distribution of UWMC assets if UWMC is liquidated. Our Class C common stock and Class D common stock are our non-economic common stock. These shares have voting rights, but they do not have the right to receive UWMC dividends or share in any UWMC liquidation distribution. Each share of non-economic common stock is paired with one common unit in Holdings LLC. That common unit carries the related economic rights at the Holdings LLC level. Class B common units are paired with shares of Class D common stock, and Class C common units are paired with shares of Class C common stock. We refer to these paired securities as Paired Interests. Paired Interests may only be exchanged or transferred together.

SFS Corp. currently holds Class D Paired Interests, consisting of Class B common units and shares of Class D common stock. No Class C common units or shares of Class C common stock are currently outstanding.
Voting Rights
Our Class A common stock, Class B common stock, Class C common stock and Class D common stock vote together as a single class on matters submitted to our common stockholders, unless Delaware law or our Charter, requires a separate class vote. Class A common stock and Class C common stock have one vote per share. Class B common stock and Class D common stock have ten votes per share. Holders of our common stock do not have cumulative voting rights in director elections. In general, matters submitted to stockholders are approved by a majority of the votes entitled to be cast by stockholders present in person or represented by proxy, voting together as a single class. A separate class vote is required if a proposed action would adversely affect the powers, preferences or special rights of that class, or if applicable law otherwise requires a separate class vote. Amendments to our Charter generally require approval by a majority, and in some cases a supermajority, of the combined voting power of all shares entitled to vote.
Our Charter limits the voting power of any holder of common stock, together with certain related corporations and entities treated as disregarded entities for U.S. federal income tax purposes, to no more than 79% of the voting power of the outstanding shares voting together as a single class on any matter.
Dividend Rights
Holders of Class A common stock and Class B common stock may receive dividends if our board of directors, or our Board, declares them and legally available funds are available. We may not pay a dividend on Class A common stock unless we pay the same amount and type of dividend on Class B common stock, and vice versa, unless the holders of a majority of the outstanding shares of each affected class approve different treatment, with each class voting separately.
Holders of Class C common stock and Class D common stock are not entitled to receive dividends from UWMC.
When our Board declares a dividend on Class A common stock and, if any are outstanding, Class B common stock, our Board, as the manager of Holdings LLC also determines how Holdings LLC will make related distributions. Holdings LLC may distribute amounts only to UWMC, as the owner of the Class A common units, and defer the proportionate amount for the holder of Class B common units until the earlier of a later board determination or the conversion of the Class B common units into shares of Class B common stock or Class A common stock. Alternatively, Holdings LLC may make proportionate distributions at the same time to both UWMC and the holder of the Class B common units.
Liquidation Rights
If UWMC is liquidated, dissolved or wound up, holders of Class A common stock and Class B common stock will share ratably in the assets available for distribution to stockholders. Holders of Class C common stock and Class D common stock will not receive any distribution from UWMC in a liquidation. Our Charter does not provide the holders of Class A common stock, Class B common stock, Class C common stock and Class D common stock with preemptive rights.
Conversion/Exchange/Transfers
A holder may exchange each Paired Interest at any time. At our option, the holder will receive either cash from the proceeds of a private sale or public offering of Class A common stock, or shares of common stock. A Class C Paired Interest may be exchanged for one share of Class A common stock. A Class D Paired Interest may be exchanged for one share of Class B common stock. Each share of Class B common stock may be converted into one share of Class A common stock at any time at the holder’s option. Each share of Class B common stock also automatically converts into one share of Class A common stock if it is transferred by SFS Corp. to anyone other than a Permitted Transferee (as defined in our Charter).
Permitted Transferees generally include SFS Corp. equityholders; certain family members; estate-planning vehicles; entities controlled by, or majority owned by, those persons; certain charitable organizations; persons receiving shares under a qualified domestic relations order; and legal or personal representatives in the event of death or disability, in each case as described in our Charter.
Our Charter also provides that each share of Class B common stock will automatically convert into one share of Class A common stock, and each share of Class D common stock will automatically convert into one share of Class C common stock, when SFS Corp. and its Permitted Transferees together beneficially own less than 10% of our outstanding common stock.
Other Matters
Shares of Class A common stock are not redeemable. Holders of Class A common stock do not have preemptive rights, subscription rights, redemption rights or conversion rights. There are no redemption or sinking fund provisions for the Class A common stock. All outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.
Description of Preferred Stock
Our Charter provides that shares of preferred stock may be issued from time to time in one or more series. Subject to the rights of our outstanding Series A-1 Preferred Stock, par value $0.0001 per share (the “Series A-1 Preferred Stock”) and Series A-2 Preferred Stock, par value $0.0001 per share (the “Series A-2 Preferred Stock,” and together with the Series A-1 Preferred Stock, the “Series A Preferred Stock”), our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Subject to the rights of our outstanding Series A Preferred Stock, our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.
Series A Preferred Stock
Pursuant to the certificate of designation governing the Series A-1 Preferred Stock (the “Series A-1 Certificate of Designation”) and the certificate of designation governing the Series A-2 Preferred Stock (the “Series A-2 Certificate of Designation,” and together with the Series A-1 Certificate of Designation, the “Certificates of Designation”) each filed August 5, 2026 (“Original Issue Date”), we designated our Series A-1 Preferred Stock and our Series A-2 Preferred Stock. We authorized 1,500,000 shares of Series A-1 Preferred Stock and 150,000 shares of Series A-2 Preferred Stock. Except as otherwise described below, the two series have substantially identical economic terms, and references to the “Series A Preferred Stock” describe terms common to both series. However, the director-election, consent and liquidity-transaction rights described below are held by the holders of the Series A-1 Preferred Stock, and the Series A-2 Preferred Stock is subordinated to the Series A-1 Preferred Stock upon a Series A-1 Event of Noncompliance (as defined in the Series A-2 Certificate of Designation), in each case as described below.
As of October 2, 2026, we had 1,500,000 shares of Series A-1 Preferred Stock outstanding and 150,000 shares of Series A-2 Preferred Stock outstanding.

Dividends
Dividends on each share of Series A Preferred Stock will accrue daily and cumulatively from the date of issuance, whether or not declared. Dividends will accrue on the stated value of each share, which initially will equal the $1,000 original issue price and thereafter will include any dividends that have been compounded and added to the stated value. If dividends are declared on a record date that is 15 days before the applicable dividend payment date and paid in cash on that dividend payment date, dividends will accrue at a rate of 10.0% per annum (the “Cash Dividend Rate”). If dividends are not declared and paid in cash in accordance with those requirements, dividends will accrue at a rate of 13.0% per annum, automatically accrete to and increase the stated value of the applicable shares and compound quarterly on each applicable dividend payment date (January 15, April 15, July 15 and October 15 of each year, with the first dividend payment date being October 15, 2026). Dividends on each series of Series A Preferred Stock shall be calculated on the basis of the actual days elapsed in a year of 360 days. Following the fifth anniversary of the Original Issue Date, and during the continuance of an Event of Noncompliance after the expiration of any applicable cure period, dividends on the Series A-1 Preferred Stock must be declared and paid in cash at the Cash Dividend Rate. At other times, we may elect to declare and pay in cash all or a portion of the accrued and unpaid dividends, subject to the record-date requirements set forth in the applicable certificate of designation.
So long as any shares of Series A-1 Preferred Stock remain outstanding, unless all fully accrued dividends on the outstanding shares of Series A-1 Preferred Stock have been paid in cash, we generally may not, without the prior written consent of the Requisite Series A-1 Investor Majority (as defined in the applicable certificate of designation), declare or pay dividends or make distributions on any parity stock or junior stock, other than (i) so long as no Event of Noncompliance has occurred, ratable dividends on the Series A-2 Preferred Stock as and when cash dividends are paid on the Series A-1 Preferred Stock and (ii) dividends on the Series A-3 Preferred Stock with the prior written consent of certain funds or investment vehicles advised, managed by, or otherwise affiliated with Oaktree (the “Oaktree Purchasers”). Dividends may be paid in cash on the Series A-2 Preferred Stock only as and when cash dividends are paid on the Series A-1 Preferred Stock; provided that so long as any share of Series A-1 Preferred Stock remains outstanding, unless all accrued dividends on all then outstanding shares of Series A-1 Preferred Stock have been paid in cash and no Event of Noncompliance has occurred, without the prior written consent of the Requisite Series A-1 Investor Majority, no dividend may be declared or paid in cash on the Series A-2 Preferred Stock.
Liquidation Rights
Upon our voluntary or involuntary liquidation, dissolution or winding up and specified bankruptcy, insolvency, receivership and similar events involving us or any of our subsidiaries (each, a “Liquidation Event”), if no Event of Noncompliance has occurred, the holders of outstanding shares of Series A Preferred Stock will be entitled to receive, before any payment or distribution is made to holders of stock ranking junior to the Series A Preferred Stock, an amount per share equal to the applicable redemption price. The Series A Preferred Stock rank pari passu in liquidation preference; however, if a Series A-1 Event of Noncompliance has occurred, the Series A-2 Preferred Stock will rank junior to the Series A-1 Preferred Stock, and no distribution will be made on the Series A-2 Preferred Stock or any other stock that ranks junior to the Series A-1 Preferred Stock until the redemption price for the Series A-1 Preferred Stock has been paid in full on all outstanding shares of Series A-1 Preferred Stock.

The redemption price will equal (i) the stated value of each share, inclusive of any compounded dividends, plus (ii) the applicable redemption premium described below.

Period in Which Such Redemption Date Occurs:	Series A Redemption Premium:
From the Original Issue Date until, but not including, the first (1st) anniversary of the Original Issue Date	10.0%
On or after the first (1st) anniversary of the Original Issue Date until, but not including, the second (2nd) anniversary of the Original Issue Date	20.0%
On or after the second (2nd) anniversary of the Original Issue Date until, but not including, the third (3rd) anniversary of the Original Issue Date	30.0%
On or after the third (3rd) anniversary of the Original Issue Date until, but not including, the fourth (4th) anniversary of the Original Issue Date	40.0%
On or after the fourth (4th) anniversary of the Original Issue Date until, but not including, the fifth (5th) anniversary of the Original Issue Date	50.0%
On or after the fifth (5th) anniversary of the Original Issue Date, the Series A Redemption Premium will be 60.0%, plus an additional 10.0% for each portion of any twelve (12) month period that the shares of Series A preferred stock are outstanding after the sixth (6th) anniversary of the Original Issue Date.
If a Liquidation Event (as defined in the applicable certificate of designation) occurs before the second anniversary of the Original Issue Date, the redemption price will be increased, if necessary, so that the redemption price, together with all cash dividends actually paid on the applicable share, equals at least 140% of the original issue price (the “Minimum MOIC”).
If the assets available for distribution upon a Liquidation Event are insufficient to pay the holders of Series A Preferred Stock the full amounts to which they are entitled, the available assets will be distributed ratably among those holders in proportion to the respective amounts they otherwise would have been entitled to receive.
Redemption Rights
We may redeem all or any portion of the outstanding shares of Series A-1 Preferred Stock at any time at the applicable redemption price, as detailed above. We may redeem the Series A-2 Preferred Stock at the applicable redemption price only before a Series A-1 Event of Noncompliance. Before the second anniversary of the Original Issue Date, we may effect an optional redemption only if, immediately after giving effect to the redemption, two additional conditions are satisfied.
First, the aggregate redemption price payable for all shares of Series A Preferred Stock redeemed since the Original Issue Date may not exceed 80% of our cumulative net income, as reported in our consolidated statements of operations, for the period beginning on the Original Issue Date and ending on the last day of the most recently ended fiscal quarter for which internal financial statements are available, less the aggregate amount of dividends paid or accrued during that period, including amounts relating to any True-Up Amounts (as defined in the applicable certificate of designation), on our Common Stock, the Class B units of Holdings LLC and the Series A Preferred Stock. Second, at least 60% of the shares of the applicable Series A Preferred Stock issued on the Original Issue Date must remain outstanding. The redemption price during this two-year period also will be increased, if necessary, so that the redemption price, together with all cash dividends previously paid on the applicable share, provides the holder with at least the Minimum MOIC. These limitations do not apply to a redemption of all outstanding shares of the applicable series of Series A Preferred Stock effected in connection with and conditioned upon the consummation of a Change of Control (as defined in the applicable certificate of designation).
Upon a Change of Control, we will be required to offer to redeem all outstanding shares of Series A Preferred Stock. Subject to the consent and other provisions described below, the Change of Control Offer Price (as defined in the applicable certificate of designation) for such shares is payable in shares of Class A common stock. The number of shares of Class A common stock deliverable for each share of Series A Preferred Stock will equal the applicable redemption price divided by the lesser of (A) the per-share consideration payable to holders of Class A common stock in the Change of Control and (B) the volume-weighted average price of one share of Class A common stock for the 20-trading-day period ending on the trading day immediately preceding the closing date of such Change of Control, as reported by Bloomberg. If the Change of Control occurs during the first two years following the Original Issue Date, the applicable redemption price will be subject to the Minimum MOIC adjustment described above.
Upon a Change of Control, each holder of Series A Preferred Stock may elect to have all or a portion of its shares redeemed by delivering an election before the applicable acceptance deadline, which may be no later than 30 business days following delivery of the notice. A holder may withdraw its election before the acceptance deadline. No later than five business days after that deadline, we must accept all properly tendered and unwithdrawn shares and deliver the applicable consideration.
For an optional redemption, we must give each record holder written notice not less than 10 days and not more than 60 days before the redemption date. The notice must identify the redemption date, the number of shares to be redeemed and the amount payable per share. For an optional redemption during the first two years, the notice also must include a certification from our chief financial officer, supporting calculations demonstrating compliance with the applicable redemption conditions and the financial information on which those calculations are based.
Unless otherwise agreed to by the Requisite Series A-1 Investor Majority, each redemption of shares of Series A-1 Preferred Stock (including a redemption offer in connection with a Change of Control), whether in whole or in part, must be made on a pro rata basis among all holders of Series A-1 Preferred Stock in proportion to the number of shares held by each holder of Series A-1 Preferred Stock. In addition, for so long as any Series A-1 Preferred Stock remains outstanding, we may not redeem any Series A-2 Preferred Stock unless we contemporaneously redeem a percentage of the then-outstanding shares of Series A-1 Preferred Stock that is no less than the percentage of the then-outstanding shares of Series A-2 Preferred Stock being redeemed, in each case measured immediately prior to giving effect to such redemption. If the applicable notice has been given and the funds or Class A common stock necessary for the redemption have been properly set aside in trust or escrow for the holders, the redeemed shares will cease to be outstanding on the redemption date, dividends will cease to accrue and the holders’ remaining right will be to receive the applicable redemption consideration.
Beginning upon the earlier of the seventh anniversary of the Original Issue Date and the occurrence of a Special Event of Noncompliance (as defined in the Series A-1 Certificate of Designation), if shares of Series A-1 Preferred Stock remain outstanding and are held by Series A-1 Investors (as defined in the Series A-1 Certificate of Designation), the Requisite Series A-1 Investor Majority may require us to pursue a transaction intended to generate sufficient net proceeds to redeem in full the Series A-1 Preferred Stock held by the Series A-1 Investors at the applicable redemption price. Such a transaction may include, without limitation, an issuance of debt or equity securities, an asset sale, a leveraged recapitalization, another financing transaction or another transaction or series of transactions. The initiating holders will have the right, in their sole discretion, to direct and control the process relating to such transaction, including the selection of an acceptable nationally recognized investment bank and the procedures used to conduct the process. We and our subsidiaries will be required, subject to the fiduciary duties of our Board, to cooperate with the investment bank and the initiating holders and to take the actions specified in the Series A-1 Certificate of Designation to facilitate the transaction. Unless the initiating holders otherwise consent, we may not consummate a transaction unless the net proceeds are sufficient to pay in full the applicable redemption price for all outstanding shares of Series A-1 Preferred Stock.

Voting Rights
The Series A Preferred Stock generally is non-voting, except as required by applicable law and with respect to the consent rights set forth in the Certificates of Designation. Pursuant to the Series A-1 Certificate of Designation, the Oaktree Purchasers have certain director-election and consent rights. The holders of the Series A-2 Preferred Stock have no board-designation or corporate-action consent rights as their only voting right is the right to consent to amendments of the Series A-2 Certificate of Designation that are adverse to them, as described below. The Oaktree Purchasers also have certain governance rights that are set forth in the Investor Rights Agreement (as defined below). See the discussion below under “Investor Rights Agreement” for more information on such rights.
For so long as the Oaktree Purchasers beneficially own at least 25% of the number of shares of Series A-1 Preferred Stock issued to them on the Original Issue Date (the “Minimum Threshold”), the Oaktree Purchasers will have the exclusive right to nominate and elect two directors to our Board (each a “Series A-1 Investor Board Member”).
Upon the earlier of the seventh anniversary of the Original Issue Date and the occurrence of a Special Event of Noncompliance, if any shares of Series A-1 Preferred Stock remain outstanding and are held by the Series A-1 Investors, the number of Series A-1 Investor Board Members will automatically be increased such that the total number of authorized Series A-1 Investor Board Members represents at least the number of directors required to constitute a majority of the total authorized number of directors of our Board. These directors are nominated, elected and removed exclusively by the majority vote of the Series A-1 Investors, voting together as a separate class. The holders of the Series A-2 Preferred Stock do not have independent board designation rights.
If these additional directorships were created as a result of a Special Event of Noncompliance, the additional directorships will be eliminated, and the directors serving in those directorships will automatically cease to serve, when the Special Event of Noncompliance is cured to the reasonable satisfaction of the Requisite Series A-1 Investor Majority.
In addition, so long as any shares of Series A-1 Preferred Stock remain outstanding, we generally may not, and may not permit our subsidiaries to, take specified actions without the applicable Requisite Series A-1 Consent. These actions include, subject to the exceptions and qualifications in the Series A-1 Certificate of Designation:
•    amending the certificate of designation or specified organizational and transaction documents in a manner adverse to a Series A Preferred Stockholder in its capacity as a holder;
•    creating or issuing stock or equity interests that rank senior to or on parity with the Series A Preferred Stock or the related preferred units;
•    transferring all or substantially all of our assets or the assets of Holdings LLC;
•    incurring indebtedness other than specified permitted indebtedness or indebtedness that would not cause the Corporate Net Leverage Ratio (as defined in the Series A-1 Certificate of Designation) to exceed 3.0 to 1.0 on a pro forma basis;
•    making restricted payments, including dividends, distributions, repurchases and redemptions, other than specified permitted payments;
•    entering into certain affiliate transactions;
•    making certain investments or asset dispositions involving aggregate consideration above specified thresholds;
•    materially altering our principal line of business;

•    entering into an agreement that would result in a Change of Control unless specified conditions are satisfied;
•    adopting a rights plan in a manner adverse to the holders of Series A-1 Preferred Stock;
•    taking actions intended or reasonably expected to avoid, impair or circumvent specified rights of the holders of Series A-1 Preferred Stock;
•    initiating an insolvency event;
•    making or refraining from making certain tax elections or decisions that would reasonably be expected to have a disproportionate and material adverse effect on an Oaktree Investor or another holder; or
•    agreeing or committing to take any of the foregoing actions.
The consent for these actions generally is the affirmative vote of the holders of a majority of the then-outstanding shares of Series A-1 Preferred Stock held by the Series A-1 Investors. However, any modification, waiver, amendment or other change that reduces the liquidation preference, the stated value, the redemption premium or the redemption price, or that changes the timing or method of payment of any of those amounts (and any change to specified related provisions, including the dividend, liquidation and redemption sections, specified events of noncompliance and the definitions of the applicable consent standards), requires the affirmative vote of 100% of the then-outstanding shares of Series A-1 Preferred Stock. The Series A-2 Certificate of Designation contains a similar 100% consent requirement for specified changes affecting the Series A-2 Preferred Stock and, for so long as any Series A-1 Preferred Stock is outstanding, also requires the consent of the holders of a majority of the Series A-1 Preferred Stock held by the Series A-1 Investors.
The Certificates of Designation provide that any action or transaction taken without the required consent of the holders of the Series A Preferred Stock will be null and void and of no force or effect. We and the holders of Series A Preferred Stock have the exclusive consent and voting rights specified in the Certificates of Designation and, except as otherwise required by law, no separate vote of the Common Stock or another class or series of capital stock will be required to amend, modify or waive a provision of the Certificates of Designation.
Transfer Restrictions
The Series A Preferred Stock may not be transferred except in accordance with the Investor Rights Agreement, which prohibits transfers that would violate the Securities Act or other applicable law or transfers to a Company Competitor (as defined in the applicable Investor Rights Agreement), except, in the case of transfers to a Company Competitor, (a) as approved by the Board, (b) in a transfer that is effected pursuant to a public offering or a block trade pursuant to a registration statement or transactions pursuant to Rule 144 under the Securities Act (including transfers to any investment bank or its affiliate in its capacity as an underwriter, placement agent, broker, dealer or similar capacity in connection therewith) or (c) in the case of any investor that is an investment fund, vehicle or holding company, pursuant to a distribution to its underlying investors.
Description of Warrants
Class A Warrants and Class B Warrants
On August 5, 2026, we entered into a Class A Warrant Agreement and a Class B Warrant Agreement (each, a “Warrant Agreement” and together, the “Warrant Agreements”), in each case with Equiniti Trust Company, LLC, as warrant agent (the “Warrant Agent”). On that date we issued 165,000,000 Class A warrants (the “Class A Warrants”) and 165,000,000 Class B warrants (the “Class B Warrants,” and together with the Class A Warrants, the “Warrants”). As of October 2, 2026, we had 165,000,000 Class A Warrants outstanding and 165,000,000 Class B Warrants outstanding.

Exercise of Warrants
Each Warrant entitles its holder, upon exercise and payment of the applicable exercise price, to purchase one share of our Class A common stock, subject to adjustment as described below. We are required at all times to reserve and keep available a sufficient number of authorized but unissued shares of Class A common stock to permit the exercise in full of all outstanding Warrants.
The initial exercise price is $6.00 per share of Class A common stock for each Class A Warrant and $2.00 per share of Class A common stock for each Class B Warrant, in each case subject to adjustment as described below.
Each Warrant may be exercised, in whole or in any whole-number portion, on any business day, beginning (i) in the case of Warrants held by SFS Corp., Mat Ishbia, and SFS Group Capital, LLC (“SFS Group” and, together with SFS and Mathew Ishbia, the “Ishbia Parties”) and parties associated with Justin Ishbia and Jeffrey Ishbia (each a, “Permitted Holder” and collectively, the “Permitted Holders”), on the Stockholder Approval Date (as defined below), and (ii) in the case of Warrants held by any other holder, on the date of issuance of such Warrant. The right to exercise continues until 5:00 p.m., New York City time, on August 5, 2036, the tenth anniversary of the issue date (or, if that day is not a business day, 5:00 p.m., New York City time, on the next business day) (the “Expiration Time”). Any Warrant not exercised before the Expiration Time will expire automatically without any further action by us, the Warrant Agent or the holder.
To exercise a Warrant, a holder must deliver a properly completed and executed exercise notice, surrender or deliver the applicable Warrants (by physical surrender of the warrant certificate or, for Warrants held in book-entry form, by book-entry transfer through the facilities of the depositary in accordance with its applicable procedures), and pay the aggregate exercise price to UWMC, together with any taxes or charges for which the holder is responsible, in cash by wire transfer of immediately available funds. The Warrants do not provide for cashless or net-share settlement. An exercise generally is irrevocable once the applicable exercise requirements have been satisfied, except that an exercise conditioned upon a required governmental filing or approval may be revoked if the filing is not made or the approval is not obtained.
If a holder submits an exercise notice prior to the stated Expiration Time but is required to make a governmental filing or obtain a governmental approval before it may receive the underlying shares, we are required to reasonably cooperate with the holder in making such filing or obtaining such approval, and the Expiration Time will be extended with respect to that exercise for up to 120 days following the stated Expiration Time to allow the holder to obtain such approval. We will not issue fractional shares of Class A common stock upon exercise, and each holder waives any right to receive a fraction of a share.
In accordance with the terms of the Warrant Agreements and pursuant to Section 312.03(b) of the NYSE Listed Company Manual, the Warrants held by SFS Group cannot be exercised until the issuance of the Class A common stock is approved by a majority of the voting power of the UWMC’s stockholders. On September 1, 2026, we received a unanimous written consent, executed by SFS, as the holder of 79% of the voting power of UWMC approving such issuance (the “Stockholder Approval”). The Stockholder Approval is expected to be effective on October 24, 2026 (the “Stockholder Approval Date”).
Exercise Price and Share Number Adjustments
The exercise price and the number of shares of Class A common stock issuable upon exercise of each Warrant are subject to customary anti-dilution adjustments, including that upon the payment of any cash dividend or distribution on our Class A common stock, the exercise price will be reduced, effective as of the ex-dividend date, by an amount equal to the per-share cash amount of such cash dividend, provided that no such adjustment will reduce the exercise price below $0.0001 per Warrant share.
In addition, if we declare a dividend or make a distribution on our Class A common stock in shares of Class A common stock, split, subdivide, recapitalize, restructure, or reclassify our outstanding Class A common stock into a greater number of shares or effect a similar transaction, or combine, recapitalize, restructure, or reclassify our outstanding Class A common stock into a smaller number of shares or effect a similar transaction, the number of shares issuable upon exercise of each warrant will be adjusted proportionately. The exercise price will be adjusted inversely so that the aggregate exercise price payable upon exercise of the Warrant is preserved.
If we distribute to all holders of Class A common stock shares of another class of capital stock, indebtedness, other securities, assets, rights or warrants, other than distributions otherwise addressed by the stock dividend and stock split provisions, the exercise price generally will be reduced based on the fair market value of the distributed property. The number of shares issuable upon exercise of each warrant correspondingly will be increased to preserve the Warrant’s aggregate exercise value.
No adjustment to the exercise price or the number of shares issuable upon exercise is required unless it would result in a change of at least $0.01 in the exercise price or one share, as applicable, with any smaller amount carried forward and applied in later adjustments. We may also increase the number of shares issuable upon exercise, or decrease the exercise price, beyond the adjustments otherwise required in order to avoid or reduce U.S. federal income tax to holders in connection with certain stock dividends or distributions of stock rights.
In the case of any voluntary or involuntary dissolution, total liquidation or winding up of UWMC (other than in connection with a Change of Control), each holder will be entitled to receive, upon surrender of its Warrants, the cash, securities or other property that the holder would have received had its Warrants been exercised immediately before the event, less an amount equal to the aggregate exercise price then in effect, after which the Warrants will terminate. If the property distributable in respect of a share of Class A common stock in such an event has a fair market value less than the exercise price then in effect, no property will be delivered in respect of the Warrants and the Warrants will terminate.
Change of Control
Upon the consummation of a Change of Control Transaction (as defined in the applicable Warrant Agreement), each Warrant will thereafter be exercisable for the securities of the acquiring or successor corporation and any additional consideration that the holder would have received in the transaction had it exercised its Warrants immediately before the transaction (without regard to the beneficial ownership limitation described below), with the exercise price appropriately adjusted to apply to that consideration. If holders of Class A common stock are given a choice of an alternate consideration, the holders of Warrants will be given the same choice. At the holder’s option, we will deliver, or cause the successor or acquiring company to deliver, a substitute warrant of the successor company that is substantially similar to the Warrants and preserves their economic value. We may not enter into a transaction that results in a Change of Control unless the successor company assumes our obligations under the applicable Warrant Agreement and provides for these exercise rights.
Beneficial Ownership Limitation
Pursuant to each Warrant Agreement, no holder (other than SFS Group) has the right to exercise any portion of a Warrant to the extent that, after giving effect to the exercise, the holder, together with its affiliates and other attribution parties, would beneficially own in excess of 4.99% of the outstanding shares of Class A common stock, the number of shares of Class A common stock beneficially owned by the holder and its attribution parties includes the shares issuable upon the exercise being made, but excludes shares of Class A common stock issuable upon exercise of the remaining, unexercised portion of the Warrant as well as shares of Class A common stock issuable upon the exercise or conversion of any of our other securities subject to an analogous limitation on exercise or conversion. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. A Warrant holder may, upon written notice to us, elect to increase or decrease the Beneficial Ownership Limitation, provided that any increase shall not become effective until the 61st day following delivery of such notice to us. Notwithstanding the foregoing, the Beneficial Ownership Limitation does not apply to exercises of Warrants held by any Permitted Holder.

Transfer Restrictions
The Warrants may not be transferred except in accordance with the applicable Warrant Agreement, including transfers that would violate the Securities Act or other applicable law, transfers to a Company Competitor (as defined in the applicable Warrant Agreement) (other than in a transfer that is (a) approved by the Board, (b) effected pursuant to a public offering or a block trade pursuant to a registration statement filed with the Commission or transactions pursuant to Rule 144 under the Securities Act (including transfers to any investment bank or its affiliate in its capacity as an underwriter, placement agent, broker, dealer or similar capacity in connection therewith) or (c) in the case of any Series A-1 Investor, pursuant to a distribution of its voting stock to its underlying investors pursuant to the terms of the agreement governing such investment fund, vehicle or holding company) and, in the case of Warrants held by a Permitted Holder, transfers occurring before the Stockholder Approval Date. A holder proposing to transfer Warrants that are not held through the depositary must deliver a transfer notice and related documentation to us and the Warrant Agent. Any purported transfer in violation of the applicable Warrant Agreement is void.
No Rights as a Stockholder
Until a Warrant is exercised, the holder of that Warrant has no rights as a stockholder of UWMC, including any right to vote, receive dividends or participate in any distributions. Each Warrant Agreement provides that the relationship of a holder to UWMC in its capacity as a holder is strictly contractual, and that no fiduciary or similar duties are owed to holders in their capacity as such.
Governing Law
The Warrant Agreements and the Warrants are governed by and construed in accordance with the laws of the State of New York.
Investor Rights Agreement
In connection with the issuance of the Series A Preferred Stock and Warrants, UWMC, Holdings LLC, the Oaktree Purchasers and the Ishbia Parties entered into an investor rights agreement, dated August 5, 2026 (the “Investor Rights Agreement”), pursuant to which, among other things, the Oaktree Purchasers are provided certain governance rights.
Board Designation Rights
As mentioned above, as long as the Oaktree Purchasers own at least the Minimum Threshold, the Oaktree Purchasers have the exclusive right to nominate and elect two Series A-1 Investor Board Member. Pursuant to the Investor Rights Agreement, one Series A-1 Investor Board Member that is appointed by the Oaktree Purchasers will be on the Compensation Committee and the other will be on the Audit Committee. The Oaktree Purchasers have agreed that one of the Series A-1 Investor Board Members shall be independent in accordance with the rules of the NYSE in order for them to serve on our Audit Committee.
Additionally, as long as the Oaktree Purchasers own at least the Minimum Threshold, the Oaktree Purchasers may appoint one non-voting observer of the Board. At any time when there are less than two Series A-1 Investor Board Members in office, the Oaktree Purchasers may designate one additional non-voting observer of the Board, until the election of the second Series A-1 Investor Board Member. Pursuant to the Investor Rights Agreement, for so long as the Oaktree Purchasers have the right to nominate and elect or designate, as applicable, any Series A-1 Investor Board Member or Board observer, or any such person is serving on the Board, we have agreed to maintain directors and officers indemnity insurance reasonably satisfactory to the Oaktree Purchasers and to provide indemnification for the Series A-1 Investor Board Members and Board observer, as applicable.

Consent Rights
The Investor Rights Agreement provides the Oaktree Purchasers with certain consent rights over specified corporate actions, information and inspection rights, participation (preemptive) rights with respect to certain future issuances of the Company’s securities, and restrictions on the Company’s ability to maintain trading policies applicable to the Oaktree Purchaser, in each case as set forth therein. The Investor Rights Agreement also imposes certain restrictions on the Purchasers’ ability to transfer any shares of Series A Preferred Stock held by them.
Registration Rights
The Investor Rights Agreement also includes our agreement to file a registration statement within 45 days following the date thereof registering the resale of shares of the Series A-1 Preferred Stock, Warrants and the shares of Class A common stock issuable upon exercise of such Warrants. Purchasers also have certain demand and piggyback registration rights with respect to the shares of Series A Preferred Stock and Warrants acquired pursuant to the Securities Purchase Agreement, the Warrant Agreements or the Backstop Agreement (as defined below) and any shares of Class A common stock held at any time by any Oaktree Purchaser or any of its affiliates to the extent such person may be considered an affiliate of the Company.
Certain Anti-Takeover Provisions of the DGCL, our Charter and our Bylaws
Some provisions of the DGCL, our Charter and our Bylaws contain provisions that could make the following transactions more difficult: (i) an acquisition of us by means of a tender offer; (ii) an acquisition of us by means of a proxy contest or otherwise; or (iii) the removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that provide for payment of a premium over the market price for our shares.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our business to first negotiate with our Board. We believe that the benefits of the increased protection of our business’ potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our business outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the time that the person became an interested stockholder unless:
•    prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•    upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•    at or subsequent to such time, the business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. UWMC expects the existence of this provision to have an anti-takeover effect with respect to transactions our Board does not approve in advance. UWMC also anticipates that Section 203 of the DGCL may also discourage attempts that might result in a premium over the market price for the shares of Common Stock held by UWMC’s stockholders.
Our Charter and Bylaws
In addition, our Charter and our Bylaws provide for certain other provisions that may have an anti-takeover effect:
•    Capital Structure. Our Charter provides a capital structure where holders of Class B common stock and holders of Class D common stock have ten votes per share (as compared with holders of Class A common stock and holders of Class C common stock, who each have one vote per share); provided, however, that, in no event shall a holder of Common Stock, together with one or more other “includable corporations” (as defined in the Code) of such holder or entities disregarded as separate from such holder for U.S federal income tax purposes, be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares then voting together as a single class on such matter. As a result of this capital structure, holders of our Class D common stock (SFS Corp. and the SFS equityholders) have a greater ability to control the outcome of matters requiring stockholder approval even when the holders of Class B common stock and Class D common stock own significantly less than a majority of the shares of the outstanding Common Stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our business or our assets. Directors, executive officers, and employees, and their respective affiliates, may have the ability to exercise significant influence over such matters.
•    No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Charter does not provide for cumulative voting.
•    Classified Board. Our Charter and Bylaws provide that our Board (other than those directors, if any, elected by the holders of any outstanding series of preferred stock) is divided into three classes of directors. The existence of a classified Board of directors could discourage a third-party from making a tender offer or otherwise attempting to obtain control of our business as the classification of our Board makes it more time-consuming for stockholders to replace a majority of the directors.
•    Directors Removed Only for Cause. Our Charter provides that, from and after the first date following the date on which the voting power of all of the then outstanding shares of Class B common stock and Class D common stock, voting together as a single class, represents less than fifty percent (50%) of the voting power of all of the then outstanding shares of UWMC generally entitled to vote, voting together as a single class (the “Voting Rights Threshold Date”), any director elected by the stockholders generally entitled to vote may only be removed for cause.
•    Board of Director Vacancies. Our Charter provides that, with respect to directors elected by the stockholders generally entitled to vote, from and after the Voting Rights Threshold Date, (i) newly created directorships resulting from an increase in the authorized number of directors or any vacancies on our Board resulting from death, resignation, disqualification, removal or other cause will be filled solely and exclusively by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and (ii) any director so elected will hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor is elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal, which prevents stockholders from being able to fill vacancies on our Board.

•    Action by Written Consent. Our Charter provides that, from and after the Voting Rights Threshold Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by consent in lieu of a meeting.
•    Special Meeting of Stockholders. Our Charter provides that special meetings of stockholders may only be called by (i) the chairperson of our Board, (ii) our Chief Executive Officer or (iii) our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.
•    Supermajority Requirements for Certain Amendments of our Charter and Amendments of our Bylaws. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the corporation’s certificate of incorporation requires a greater percentage. Our Charter and Bylaws provide that, from and after the Voting Rights Threshold Date, the affirmative vote of the holders of at least seventy-five percent (75%) in voting power of our then outstanding shares generally entitled to vote will be required to make, alter, amend or repeal or adopt our Bylaws and certain provisions of our Charter, including those related to our management and actions by written consent. Such requirement for a super-majority vote to approve certain amendments to our Charter and amendments to our Bylaws could enable a minority of our stockholders to exercise veto power over such amendments.
•    Issuance of Common Stock and Undesignated Preferred Stock. Our Board has the authority, without further action by the stockholders, to issue (i) authorized but unissued shares of Common Stock and (ii) up to 98,350,000 shares of undesignated preferred stock, in the case of a series of preferred stock, with the designations, powers (including voting powers), preferences and rights fixed from time to time by our Board. The existence of authorized but unissued shares of Common Stock and preferred stock will enable our Board to render more difficult or to discourage an attempt to obtain control of our business by means of a merger, tender offer, proxy contest, or other means.
•    Notice Requirements for Stockholder Proposals and Director Nominations. Our Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. Our Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might make it more difficult for stockholders to bring matters before the annual meeting.
•    Exclusive Forum. Our Charter provides that, unless we consent in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of UWMC, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or employee of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Charter or our Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, in each case, will be required to be filed in either (x) the Sixth Judicial Circuit, Oakland County, Michigan (or, if the Sixth Judicial Circuit, Oakland County, Michigan lacks jurisdiction over any such action or proceeding, then another state court of the State of Michigan, or if no state court of the State of Michigan has jurisdiction over any such action or proceeding, then the United States District Court for the Eastern District of Michigan) or (y) the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, then the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware lacks jurisdiction then the United States District Court for the District of Delaware). If a stockholder nevertheless seeks to bring a claim (the nature of which is covered by the exclusive forum provisions of our Charter) in a venue other than those designated in such provisions, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our Charter. This may require significant additional costs associated with challenging venue in such other jurisdictions and there can be no assurance that the exclusive forum provisions of our Charter will be enforced by a court in those other jurisdictions.

Limitation on Liability and Indemnification of Directors and Officers
Our Charter limits directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:
•    for any transaction from which the director derives an improper personal benefit;
•    for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•    for any unlawful payment of dividends or redemption of shares; or
•    for any breach of a director’s duty of loyalty to the corporation or its stockholders.
If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.
Delaware law and our Bylaws provide that UWMC will, in certain situations, indemnify its directors and officers and may indemnify other team members and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
We maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the our Charter, our Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers
Stock Exchange Listing
Our Class A common stock is listed on the NYSE under the symbol “UWMC”. Neither the Series A Preferred Stock nor the Warrants are listed on an exchange.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock and Series A Preferred Stock is Equiniti Trust Company, LLC. The warrant agent for our Warrants is Equiniti Trust Company, LLC.